Exhibit 12.2

LACLEDE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Years Ended September 30,
	2016	2015	2014	2013	2012

Earnings
Income before income taxes	$151.3	$148.5	$125.6	$63.4	$68.3
Add: Fixed Charges (from below)	40.1	39.7	39.5	28.1	26.7
Total Earnings	$191.4	$188.2	$165.1	$91.5	$95.0

Fixed Charges
Interest on long-term debt	$32.9	$33.1	$34.4	$24.9	$22.9
Other interest charges	4.5	3.3	3.0	1.2	2.2
One third of applicable rentals charged to operating expense (which approximates the interest portion)	2.5	3.3	2.1	2.0	1.6
Add back: Allowance for borrowed funds used during construction	0.2	—	—	—	—
Total Fixed Charges	$40.1	$39.7	$39.5	$28.1	$26.7

Ratio of Earnings to Fixed Charges	4.77	4.74	4.18	3.26	3.56